"Exemption No. 82-1357"

Continental

Press Release

...ntal lays cornerstone for new plant in Brazil

Hanover/Camacari, October 5, 2004. Continental AG, Hanover is boosting its presence on the worldwide tire market. Today the international automotive parts supplier is laying the cornerstone for a new tire plant in Camacari in the Brazilian state of Bahia.

The production of passenger tires is planned initially to start in 2006. In the first phase, Continental will be investing approximately US-Dollar 260 million in the new plant with roughly 100,000 square meters floor space, creating more than 1,000 jobs. Martien de Louw, member of the Continental Executive Board responsible for the Passenger and Light Truck Tires division, announced that following the construction of the passenger tire plant, a plant for commercial vehicle tires would also be built. Production is scheduled to start at the beginning of 2007.

"By building the plant in Bahia, we are continuing our involvement in growth markets. At the same time, we are being consistent with our strategy of further expanding production at low-cost locations," said de Louw. The plant in Bahia, which can be expanded to have a capacity of up to 6 million passenger tires and 700,000 commercial vehicle tires, will supply products primarily to the NAFTA region.

"The new capacities with low-cost production play a major role in our turnaround concept for the passenger tire business in the NAFTA region, which has up to now been running at a loss. At the same time, the capacities permit profitable growth," stressed de Louw. Experts assume that the market in the NAFTA region will grow by 11 percent to 382 million passenger tires by 2008. "We are now getting ready for this development."

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9, D-30165 Hannover
P.O. Box 1 69, D-30001 Hannover
Phone +49 (0)511 938-1278
+49 (0)511 938-1146
+49 (0)511 938-1485
Fax: +49 (0)511 938-1055
www.conti-online.com
prkonzern@conti.de

The new capacities in Brazil are being supplemented by the expansion of production at Continental Sime Tyre in Malaysia, and the automotive parts supplier wants to open up new production possibilities in China as well. An important step in this direction was the signing of a memorandum of understanding with Qingdao Doublestar Tire Industrial Co., Ltd, Qingdao, China, expressing both companies' intention to found a joint venture in the spring of 2005.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of €11.5 billion. At present it has a worldwide workforce of about 73,000.

Anne Pfeffer
Local Press
Phone: +49 (0)511 938-1364
Fax: + 49 (0)511 938-1055
E-Mail: prkonzern@conti.de

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